Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street
San Francisco, California 94105-3441
Telephone  (415) 856-7000
Facsimile  (415) 856-7100
Internet  www.paulhastings.com

January 13, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attn:	Mr. Chad D. Eskildsen
Division of Investment Management

Re:	Rainier Investment Management Mutual Funds
File Nos. 33-73792 and 811-08270
Responses to Disclosure Comments

Dear Mr. Eskildsen:

On behalf of Rainier Investment Management Mutual Funds (the “Registrant”), we hereby respond to your oral comments provided on October 24, 2008, and your follow-up call on January 6, 2009.  We have consulted with the officers of the Registrant in providing these responses.

For your convenience, your comments are summarized below.  The Registrant’s responses immediately follow the summarized comments and suggestions.

We also hereby acknowledge the following on behalf of the Registrant:

1.
The Registrant acknowledges that in connection with the comments made by the staff of the Commission, the staff has not passed generally on the accuracy or adequacy of the disclosure made, and the Registrant and its management are responsible for the content of that disclosure;

2.
The Registrant acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the Commission or other regulatory agencies from the opportunity to seek enforcement or to take other action with respect to the disclosure made; and

3.
The Registrant represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or by any person under the federal securities laws of the United States.

The Registrant’s responses to your comments are as follows:

1.           Comment:  With respect to the Rainier Large Cap Equity Portfolio (the “Fund”), please change the Fund’s definition of a large cap company as one falling within the market capitalization range of the companies within the Dow Jones Wilshire U.S. Large-Cap Index instead to be more consistent with the range permitted by the Commission’s staff in its prior guidance to the industry.  The $0.4 billion lower end of that index’s range on June 30, 2008 is not acceptable to the Commission’s staff.

Response:  Comment accepted.  The Registrant is not aware of another widely recognized large cap index with a materially higher minimum size for its constituent companies.  Instead of using an index to define the market capitalization range for large cap companies, the Registrant will adopt a minimum market capitalization of $3 billion.  Although the large cap and other securities indexes against which institutional and other investors compare the Fund’s performance include many smaller companies, the Registrant expects that over 80% of its investments when made will meet this minimum size.

As of December 31, 2008, the Registrant commenced with the application of this new minimum standard for purposes of its compliance with the 80% test in rule 35d-1 under the Investment Company Act of 1940, as amended.  The Registrant will update its prospectus with the revised disclosure as part of its normal annual update following its fiscal year end on March 31, 2009.  The Registrant expects that this change would be included as a non-material change in its filing under rule 485(b) under the Securities Act of 1933, as amended.  The change would further restrict the investment activities of the Fund and, as we understand from the Registrant, would not have a material effect on those activities.  For these same reasons, i.e., an immaterial effect on the Fund’s investment activities, the Registrant does not propose to prepare, file or distribute a prospectus supplement under rule 497(e) under that same Act.

2.           Comment:  In the Registrant’s annual report for the fiscal year ended March 31, 2008, the text accompanying the graph representing an investment of $10,000 and the related performance table did not include a statement that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares as required by Item 22(b)(7)(ii)(B) of Form N-1A.

Response:  Comment accepted.  That change was already reflected in the Registrant’s semi-annual report to shareholders for the period ended September 30, 2008, and will be included in future shareholder reports as well.

Please direct any inquiries regarding these responses to the undersigned (415) 856-7007.

Very truly yours, /s/ David A. Hearth of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Mr. John W. O’Halloran (Rainier Funds)